FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4

Item 2. Date of Material Change
May 31, 2018
Item 3. News Release
A press release announcing the change referred to in this report was issued on May 31, 2018.
Item 4. Summary of Material Change
On May 31, 2018, Sierra Wireless (NASDAQ: SWIR) (TSX: SW) announced the retirement of Chief Executive Officer Jason Cohenour, that Chairman Kent Thexton had been named interim CEO of the Company and that the Board of Directors had initiated a search for a new CEO.
Item 5. Full Description of Material Change
On May 31, 2018, Sierra Wireless (NASDAQ: SWIR) (TSX: SW) announced that, effective May 31, 2018, Jason Cohenour retired from his position as President and Chief Executive Officer and will be stepping down as a Director of the Company.  Effective May 31, Kent Thexton, Chair of Sierra’s Board of Directors, has been named Interim Chief Executive Officer and the Board has initiated a search for a new CEO.  Mr. Cohenour will continue to serve as an advisor to Mr. Thexton and the Company until June 30.  In addition, Greg Aasen, a Sierra Wireless director since 1997, has been named Lead Independent Director of the Board.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our ability to recruit a qualified and experienced CEO, anticipated growth and value creation, anticipated business opportunities, and other statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects.  We caution you that forward-looking statements may not be appropriate for other purposes.  We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•
Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates”, “opportunities”, “look forward”, “continue” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

◦	our ability to identify and recruit a qualified and experienced CEO;

◦	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

◦	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

◦	expected cost of sales;

◦	expected component supply constraints;

◦	our ability to win new business;

◦	our ability to integrate the business, operations and workforce of Numerex and to return the Numerex business to profitable growth and realize the expected benefits of the acquisition;

◦	our ability to integrate other acquired businesses and realize expected benefits;

◦	expected deployment of next generation networks by wireless network operators;

◦	our operations not being adversely disrupted by other developments, operating, cyber-security or regulatory risks; and

◦	expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties.  Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors.  These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

◦	our ability to attract or retain key personnel;

◦	competition from new or established competitors or from those with greater resources;

◦	risks related to the recent acquisition of Numerex;

◦	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with other acquisitions or divestitures;

◦	the loss of or significant demand fluctuations from any of our significant customers;

◦	cyber-attacks or other breaches of our information technology security;

◦	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, cyber-security vulnerabilities or other quality issues;

◦	our financial results being subject to fluctuation;

◦	our ability to respond to changing technology, industry standards and customer requirements;

◦	risks related to infringement on intellectual property rights of others;

◦	our ability to obtain necessary rights to use software or components supplied by third parties;

◦	our ability to enforce our intellectual property rights;

◦	difficult or uncertain global economic conditions;

◦	our reliance on single source suppliers for certain components used in our products;

◦	our dependence on a limited number of third party manufacturers;

◦	unanticipated costs associated with litigation or settlements;

◦	our dependence on mobile network operators to offer and promote acceptable wireless service programs;

◦	risks related to contractual disputes with counterparties;

◦	risks related to governmental regulation;

◦	risks related to the transmission, use and disclosure of user data and personal information; and

◦	risks inherent in foreign jurisdictions.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information
Not applicable
Item 8. Executive Officer
For further information, please contact
David McLennan, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1185.
Item 9. Date of Report
This material change report is dated as of June 5, 2018.